TITAN TRADING ANALYTICS INC.

500 – 602 West Hastings Street

Vancouver, British Columbia, V6B 1P2

December 9, 2004

TSX Venture Trading Symbol:  TTA

TITAN TRADING ANALYTICS ANNOUNCES

PRIVATE PLACEMENT CLOSING

Titan Trading Analytics Inc. (the “Corporation”) announced today that it has completed the closing of a private placement, raising gross proceeds of $204,550 to enhance its marketing and training programs, software development and working capital.  The private placement consisted of the issuance of 1,363,667 Units comprised of 1,363,667 Common Shares and 1,363,667 Warrants exercisable at $0.20 on or before November 30, 2005, and at $0.25 on or before November 30, 2006.  The Corporation paid a finder’s fee in the amount of $13,255 pursuant to TSX Venture Exchange policy.  The securities issued under the private placement are subject to a four-month hold period.

Mr. Ken W. Powell, President of the Corporation subscribed for 400,000 Common Shares and 400,000 Warrants under the private placement.  As a result Mr. Powell now holds 3,703,300 (25%) of the Common Shares, options to acquire 400,000 Common Shares, and Warrants entitling the holder to acquire 1,300,000 Common Shares on exercise of the Warrants.

The Corporation is pleased to announce that Mr. Robert Roddick. QC, of Edmonton, Alberta has joined the Board of Directors.  Mr. Roddick’s expertise will be a valuable asset to the Corporation.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ken W. Powell, President & CEO

780-930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.